WAIVER OF PLANNED PREMIUM DURING
                    TOTAL DISABILITY OF PRIMARY INSURED RIDER


WE WILL WAIVE the Planned Premium by crediting a Premium equal to the monthly waiver benefit on each Monthly Anniversary Day during the total disability of the Primary Insured upon receipt of due proof that: (1) total disability has existed continuously for 6 months or more; and (2) the bodily injuries or sickness that caused the total disability originated, and total disability began, while this rider was in force.

Total Disability Defined - Total disability is the inability, resulting from bodily injuries or sickness, to perform all the material and substantial duties of any occupation for which the Primary Insured is reasonably fitted by education, training or experience. If the Primary Insured is a homemaker, total disability is the inability to perform all the material and substantial household duties. Total and irrecoverable loss of sight of both eyes or use of both hands, both feet, or one hand and foot will be considered total disability, even though the Primary Insured may engage in an occupation.

                                  THE CONTRACT

Consideration - The monthly rider charge and the period during which these charges are payable are shown on the Policy Schedule. The consideration for issuing this rider is the application and payment of the first monthly rider charge.

This rider is made a part of the Policy to which it is attached. The provisions and conditions of the Policy apply to this rider, except as otherwise stated.

Amount Credited - The monthly waiver benefit to be credited as a Premium to the Policy while benefits are payable under this rider is the Planned Premium at the time the disability begins. The initial monthly waiver benefit is shown on the Policy Schedule.

If at the end of any Policy Month while benefits are being paid under this rider, the Accumulation Value, less Indebtedness and the amount of any applicable surrender charge that applies if this Policy is surrendered in full, is not sufficient to cover the monthly deduction, excluding the Risk Charge, for the Policy and riders, if any, the credit of the monthly waiver benefit will cease, and the monthly deductions, excluding the Risk Charge, necessary for the Policy and all riders will be waived during the continuance of the Primary Insured's total disability.

If the amount of waiver benefit causes the policy to be disqualified as life insurance under the Internal Revenue Code, the amount of the waiver benefit will be reduced to comply with the Internal Revenue Code guidelines or be reduced so the policy will not become a modified endowment contract.

Specified Amount - If the Policy Death Benefit is Type A (Level, as defined in the Policy), then the Specified Amount will be the Specified Amount on the date the Primary Insured becomes totally disabled.

If the Policy Death Benefit is Type B (Adjustable, as defined in the Policy), then the Death Benefit will automatically be changed to Type A (Level, as defined in the Policy) on the date the Primary Insured becomes totally disabled. The new Specified Amount will equal the Type B Specified Amount (Adjustable, as defined in the Policy) just prior to the disability plus the Accumulation Value on that date. On and after the date total disability ceases, You may request to change back to Policy Death Benefit Type B (Adjustable, as defined in the Policy) under the terms of the Change in Death Benefit Option provision of the Policy.

Effective Date - The effective date of this rider will be as stated below, provided it is accepted by You and the first monthly rider charge has been paid during the lifetime and Good Health of the Primary Insured.

1. The effective date of the Policy will be the effective date for all coverage as requested in the original application.

2. If this rider is requested after the Policy Date, Evidence of Insurability will be required. The effective date of coverage under this rider will be the first Monthly Anniversary Day that falls on or next follows the date We determine the Evidence of Insurability to be satisfactory.

Guaranteed Values - This rider has no Accumulation Value or loan value.

                          Changes in Existing Coverage

If it becomes necessary to increase or decrease the Planned Premium for the Policy and riders, if any, the monthly waiver benefit may also increase or decrease accordingly. Any change will be effective on the date the change in Planned Premium occurs. The monthly rider charge for any increase in amount will be at the attained Age of the Primary Insured and will be deducted from the Accumulation Value on the effective date of the increase and every Monthly Anniversary Day thereafter.

Upon Your written request, the monthly waiver benefit to be credited to the Accumulation Value may be changed, subject to the following conditions:

     1. The Primary Insured must not be totally disabled on the effective date of the change.

     2. Any increase in the monthly waiver benefit to be credited must be applied for on a supplemental application and is subject to Evidence of Insurability. Any increase will be effective on the first Monthly Anniversary Day that falls on or next follows the date We determine the Evidence of Insurability to be satisfactory.

     3. Any decrease in the monthly waiver benefit will be effective on the first Monthly Anniversary Day that falls on or next follows the date of receipt of the request.

         The monthly waiver benefit to be credited to the Accumulation Value after any decrease must at least equal the minimum amount required for this rider.

                           CONDITIONS AFFECTING CLAIMS

Risks Not Covered - No monthly waiver benefit will be credited if total disability results from: (1) intentionally self-inflicted injury; (2) war or any act of war; (3) service in an armed force of any international organization or any country or combination of countries at war. Act of war means any act peculiar to military operations in time of war.

Notice and Proof of Claim - We must receive written notice and proof of total disability at Our BMA Service Center: (1) while the Primary Insured is living;
(2) while total disability continues; and (3) no later than one year after this rider terminates. As part of any proof, We may require that the Primary Insured be examined by Physicians of Our choice and at Our expense.

If notice and proof are not given within the time stated, no monthly waiver benefit will be credited unless it is shown that notice and proof were given as soon as reasonably possible, except in the case of legal incapacity.

The monthly waiver benefit will begin to be credited after total disability has existed continuously for 6 months. Any Premiums paid during this 6 month period will be refunded. However, no benefits will be credited if due more than one year before notice was received, except in the case of legal incapacity.

If the Accumulation Value is not sufficient to pay the monthly rider charge, but notice of claim is given within one year after the due date of the first unpaid monthly rider charge, this benefit will be allowed if total disability is shown to have begun: (1) before the date the monthly rider charge was due; or (2) within the Grace Period.

If total disability begins within the Grace Period, any unpaid monthly deductions will be due. If not paid, they will be deducted from any amount payable.

Proof of Continuance of Total Disability - We may request proof of continuance of total disability as often as We may reasonably require during the first two years of total disability. After two years, We may require proof once a year.

No further monthly waiver benefit will be credited, nor will any further monthly deductions be waived, after the earlier of these dates: (1) 31 days after the date of request for any proof which is not furnished; or (2) the date total disability ceases.

                                   TERMINATION

This rider will terminate on the earliest of these dates:

1. the Policy Anniversary nearest the Primary Insured's 60th birthday, but without prejudice to any claim originating before that date;

2.   the end of the Grace Period;

3.   the date the Policy terminates; or

4. the first Monthly Anniversary Day that falls on or next follows Your written request to cancel this rider.


                   BUSINESS MEN'S ASSURANCE COMPANY OF AMERICA

                       [GRAPHIC OMITTED][GRAPHIC OMITTED]
                                    Secretary


VL65                                                                      (5/98)